FOR IMMEDIATE RELEASE

Press Contact

Jacques LaPointe

403 291-2492

jacques.lapointe@qsound.com

Investor Relations Contact:

Paula Murray

QSound Labs, Inc.

954-796-8798

paula.murray@qsound.com

QSound Labs’ Platform Strategy Gains Momentum

Significant Progress with Platform Partners; Increasing Device Implementations;

Leading Audio Products Demonstrated with Partners at 3GSM in Barcelona

Calgary, Alberta, February 8, 2007 - QSound Labs, Inc. (NASDAQ: QSND), a leading technology developer of audio and voice software solutions, today announced that its strategy of focusing on the industry leading platform providers for delivering its audio technology is now gaining significant momentum.  This is clearly evident by the launch of an increasing number of new devices hitting markets around the globe, and through the demonstration and exhibition of QSound’s latest technologies with key mobile industry partners at the 3GSM World Congress held in Barcelona, Spain February 12-15th, 2007.

QSound’s leading microQ® mobile audio technology will be demonstrated at the ARM and Trolltech exhibition stands 1C01 and 2C72 respectively at 3GSM.

QSound’s activity with major platform providers includes:

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Completion of the engineering optimization phase with ARM for delivery of QSound’s microQ technology for mobile phones.

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Incorporation of QSound’s QHD® and QSurround® audio technology into a new range of Sound TerminalTM components for home media systems with STMicroelectronics.

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Integration of QSound’s industry-leading microQ MIDI synthesis audio solution into Infineon’s APOXI™ application framework for EDGE devices.

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Ongoing use and/or integration of QSound’s audio solutions with important licensees and industry partners Aricent, Broadcom, HiSilicon, Tensilica, Texas Instruments and Qualcomm.

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QSound’s recent participation in Trolltech’s partner program focusing on delivery of QSound’s microQ technology into the Qtopia® platform for mobile devices.

QSound’s progress at the major platform level is also beginning to turn into new, market ready devices reaching consumers’ hands around the world. Several new models by LG Electronics including the KE970 Shine, KE260, KE320, KE600, KG99 and KE820 Chocolate, KE800 Chocolate Platinum and Softbank’s 705P by Panasonic are now available.

 “Our progress to date is an indication of the reach to which our technology is beginning to take hold in the market place,” said David Gallagher, President and CEO of QSound Labs Inc.  “We will continue to forge ahead with existing and future partners to extend the depth of collaboration to bring world class audio solutions to products and consumers around the world.”

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs’ cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems. The company’s customer and partner roster includes Aplix, Aricent, ARM, ATI, BenQ, Broadcom, HiSilicon, Infineon, Lenovo, Marvell (Intel), MITAC, MontaVista, PacketVideo, Philips, Qualcomm, RealNetworks, Sanyo, Sony Vaio, STMicroelectronics, Tensilica, Texas Instruments, Thomson, Toshiba, Trolltech, UTStarcom, Zoran and ZTE among others.  To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com

QSound Labs, Inc. - Forward-Looking Statements

This release contains forward-looking statements concerning, among other things, collaboration with existing and future partners and the resulting expectation of increased use of QSound technology in consumer electronics and mobile devices . These statements involve risks and uncertainties which could cause actual results, performance or achievements of QSound, or industry results, to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of QSound’s business relationships with existing or future partners, acceptance of QSound’s technologies by consumer electronics and  mobile devices  manufacturers and by consumers, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, and general economic and business conditions.  Forward-looking statements are based on the current expectations, projections and assumptions of QSound's management, and readers are referred a further discussion of QSound’s assumptions and risk factors in QSound's annual report and other documents filed with U.S and Canadian regulatory authorities. QSound undertakes no obligation to update these forward-looking statements in the future.

Trademarks

QSound, microQ, QHD and QSurround are trademarks of QSound Labs, Inc.  Sound Terminal is a trademark of STMicroelectronics.  APOXI is a trademark of Infineon.  Qtopia is a trademark of Trolltech.

QSound Labs, Inc. , #400, 3115 12th Street NE, Calgary, AB, Canada, T2E 7J2

Phone: 403-291-2492  FAX: 403-250-1521